

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



02044208

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 21 June, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

19 June 2002	The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 20 June 2002 that the Trust purchased 2,705 Ordinary shares for participants in the GlaxoSmithKline Annual Investment Plan at a price of £13.88.
20 June 2002	The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 20 June 2002 that the Trust purchased 156 Ordinary shares for participants in the GlaxoSmithKline Annual Investment Plan at a price of £14.125.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

21 June 2002

Registered in England No.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 21 June, 2002   By: _____
                                                 LORRAINE DAY
                                                 Authorised Signatory for and on
                                                 behalf of GlaxoSmithKline plc